UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2014

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-held Company with Authorized Capital

CNPJ No. 90.400.888/0001-42

MATERIAL FACT

BANCO SANTANDER (BRASIL) S.A. (“Santander Brasil”), pursuant to article 157, paragraph 4 of Law 6404/76 and to Ruling 358/02 of the Brazilian Securities Commission (“CVM”), hereby makes known to its shareholders and to the public that CVM granted, on September 8, 2014:

  the registration under No. CVM/SRE/OPA/VOL/2014/001 for the Voluntary Public Tender Offer for Exchange of Units and Shares for Delisting from Corporate Governance Level 2 on BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“Offer”), which aims at the exchange of shares and units of Santander Brasil with Brazilian Depositary Receipts (“BDRs”) representing common shares of Banco Santander, S.A. (“Santander Spain”).

  the registration under No. CVM/SRE/BDR3/2014/001 of the public primary offer of BDRs of Santander Spain, in the context of the Offer.

  the registration under No. CVM/SRE/BDR/2014/003 of the Sponsored Level III BDR Program of Santander Spain.

Launching of the Offer is subject to registration of the exchange offer by means of a prospectus in English pursuant to Registration Statement Form F-4 filed with the US Securities and Exchange Commission.

Santander Brasil will keep its shareholders and the general market posted on any new material facts concerning the Offer.

São Paulo, September 9, 2014

Angel Santodomingo Martell Investor Relations Officer Banco Santander (Brasil) S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: September 9, 2014

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer